Exhibit 99.1

Rezolve Ai Converts $59 Million in Variable Rate Convertible Loans Before Year-End, Strengthening Financial Position for 2025

NEW YORK, December 30, 2024 – Rezolve Ai (NASDAQ: RZLV), a leader in AI-driven retail solutions, announces the successful conversion of variable rate convertible loans, totalling approximately $59 million, before the end of 2024. This includes the full settlement of approximately $10 million in loans with Yorkville Advisors and the approximately $49 million in loans previously announced.

The move eliminates these instruments from the company’s balance sheet through conversion into shares rather than repayment in cash, which we believe showcases investor confidence in Rezolve Ai’s growth trajectory. As the company enters 2025, it does so with cash on the balance sheet and enhanced financial flexibility.

“The conversion of these substantial loans we believe demonstrates both our financial strength and the confidence of our investors in Rezolve Ai’s long-term vision,” said Daniel M. Wagner, Rezolve Ai CEO. “We enter 2025 with a robust balance sheet, cash reserves, and the agility to manage remaining obligations efficiently. This solid foundation allows us to focus on scaling our innovative AI-powered solutions.”

This milestone aligns with Rezolve Ai’s strategy of financial discipline while leading the retail AI revolution with transformative products such as Brain Commerce and Brain Checkout.

For more information about Rezolve Ai and its solutions, visit www.rezolve.com.

About Rezolve Ai
Rezolve Ai (NASDAQ: RZLV) is a leader in AI-powered solutions for commerce and retail, focused on transforming customer engagement, streamlining transactions, and driving revenue growth. The company’s Brain Suite of products - Brain Commerce, Brain Checkout, and Brain Assistant - harness the power of AI to provide personalized, frictionless shopping experiences and improve business outcomes for retailers and brands worldwide. Partnering with industry giants like Tether, Microsoft, and Google, Rezolve is pioneering the future of commerce. For more information, visit www.rezolve.com.

Media Contact:

Rezolve Ai

Urmee Khan

Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040

Investor Relations Contact:

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to sales from its co-selling arrangements and descriptions of future performance, as well as its statements regarding investor confidence. The matters discussed in these forward-looking statements are subject to a number of risks, trends and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. You are cautioned not place undue reliance on these forward-looking statements. None of Rezolve nor any other person is responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.